Exhibit 99.1

Sinovac Secures $15 Million in Funding to Accelerate COVID-19 Vaccine Development

BEIJING, May 22, 2020 -- (BUSINESS WIRE) -- Sinovac Biotech Ltd. (“Sinovac” or the “Company”) (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today announced a transaction in which Advantech Capital and Vivo Capital have invested $15 million in Sinovac Research and Development Co., Ltd. (“Sinovac R&D”), a wholly owned subsidiary of Sinovac, to further the development of an inactivated vaccine against COVID-19 named CoronaVac. The two investors each loaned USD $7.5 million in the form of a convertible loan that bears interest, or, at the investor’s election, converts into 7.5% of the total equity interest of Sinovac R&D.

"Our proven track record of successful vaccination development has allowed us to make excellent progress on CoronaVac, our COVID-19 vaccine candidate, and the funding from Advantech Capital and Vivo Capital will provide us with the necessary resources to continue our work at this unprecedented pace," said Mr. Weidong Yin, Chairman, President and CEO of Sinovac. "We are proud to be on the frontlines fighting the COVID-19 pandemic and appreciate the support of Advantech Capital and Vivo Capital as well as cooperation from all levels of the Chinese Government, who have been essential in allowing us to move forward at full speed with the development of CoronaVac without compromising our high safety standards and procedures.”

Sinovac has made significant process in the development of CoronaVac. Preclinical results regarding CoronaVac were recently published in the peer-reviewed academic journal Science in an article noting that the vaccine candidate is safe and provides protection to rhesus macaques (monkeys) through an animal challenge study.

Sinovac received approval from governmental authorities to conduct both Phase I and Phase II human clinical trials in China. The Phase I clinical trial, which evaluates the safety, tolerance, and preliminary immunogenicity of CoronaVac, commenced in April. After preliminary observation of the safety profile of CoronaVac in the Phase I study, the Phase II clinical trial commenced in May. The Phase II clinical trial evaluates the immunogenicity and safety of CoronaVac in a larger population in order to define dosage, regimen and immunization schedule. Sinovac is constructing a commercial vaccine production plant that is expected to manufacture up to 100 million doses of CoronaVac annually.

Houlihan Lokey served as financial advisor, and Han Kun Law Offices and Latham & Watkins LLP served as legal advisors to the Company in connection with the transaction.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the Chinese government’s stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, a quadrivalent influenza vaccine, and a SARS-CoV-2 (commonly referred to as COVID-19) vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or that could be filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price should its rights plan have been triggered.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Media:

Abernathy MacGregor

Sheila Ennis +1-415-926-7961

sbe@abmac.com

Shawn Prince +1-212-371-5999

sip@abmac.com

Investors:

ICR Inc.

Bill Zima +1-646-308-1707

Email: william.zima@icrinc.com

MacKenzie Partners, Inc.

Glen Linde +1-212-378-7073

glinde@mackenziepartners.com